Filed Pursuant to Rule 433

Registration No. 333-274977

Ameren Corporation

Pricing Term Sheet

February 27, 2025

Issue:	5.375% Senior Notes due 2035 (the “Notes”)

Principal Amount:	$750,000,000

Coupon (Interest Rate):	5.375% per annum

Maturity Date:	March 15, 2035

Benchmark Treasury:	4.625% due February 15, 2035

Benchmark Treasury Price:	102-20

Benchmark Treasury Yield:	4.298%

Spread to Benchmark Treasury:	+110 basis points

Re-offer Yield:	5.398%

Offering Price (Issue Price):	99.822% of the principal amount

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2025

Optional Redemption:	Prior to December 15, 2034 (the “Par Call Date”) redeemable, in whole or in part, at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes to be redeemed matured on the Par Call Date) on a semi-annual basis at the Treasury Rate plus 20 basis points, less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, redeemable, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to the redemption date.

Expected Ratings (Moody’s/S&P)*:	Baa1 (Stable) / BBB (Stable)

Trade Date:	February 27, 2025

Settlement Date:	March 7, 2025 (T+6)**

CUSIP / ISIN:	023608 AR3 / US023608AR31

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:	C.L. King & Associates, Inc. Mischler Financial Group, Inc. R. Seelaus & Co., LLC

The term “Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated February 27, 2025.

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**It is expected that delivery of the Notes will be made against payment therefor on or about the Settlement Date specified above, which will be the sixth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially are expected to settle in T+6, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC toll-free at 1-866-271-7403, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.